

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 11, 2017

Via E-mail
Keith Tainsky
Chief Financial Officer
Exar Corporation
48720 Kato Road
Fremont, CA 94538

     Re: Exar Corporation
               Form 10-K for the Fiscal Year Ended March 27, 2016
               Filed May 27, 2016
               File No. 001-36012

Dear Mr. Tainsky:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           /s/ Brian Cascio

                           Brian Cascio
                           Accounting Branch Chief
                           Office of Electronics and Machinery